File No. 33-
                                                              CIK #896938
                   Securities And Exchange Commission
                      Washington, D.C.  20549-1004
                                Form S-6

For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.

A. Exact name of Trust:         Insured Municipals Income Trust and
                                Investors' Quality Tax-Exempt Trust
                                  Multi-Series 278

B. Name of Depositor:           Van Kampen American Capital
                                  Distributors, Inc.

C. Complete address of Depositor's principal executive offices:

                           One Parkview Plaza
                    Oakbrook Terrace, Illinois  60181

D  Name and complete address of agents for service:

     Van Kampen American Capital
       Distributors, Inc.                   Chapman and Cutler
     Attention:  Don G. Powell, Chairman    Attention:  Mark J. Kneedy
     One Parkview Plaza                     111 West Monroe Street
     Oakbrook Terrace, Illinois  60181      Chicago, Illinois  60603

E. Title and amount of securities being registered:  1,000* Units

F. Proposed maximum offering price to the public of the securities being registered: ($1,020 per Unit**): $1,020,000

G. Amount of filing fee, computed at one twenty-ninth of 1 percent of the proposed maximum aggregate offering price to the public: $351.72

H. Approximate date of proposed sale to the public:

             as soon as practicable after the Effective Date
                      of the Registration Statement
_________________________________________________________________________

*   500   Units registered for primary distribution.
    500 Units registered for resale by Depositor of Units previously sold in primary distribution
**Estimated solely for the purpose of calculating the registration fee.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

                   Insured Municipals Income Trust and
                   Investors' Quality Tax-Exempt Trust
                            Multi-Series 278

                          Cross Reference Sheet


                 Pursuant to Rule 404(c) of Regulation C
                    under the Securities Act of 1933

               (Form N-8B-2 Items Required by Instruction
                     1 as to Prospectus on Form S-6)

         Form N-8B-2                               Form S-6
         Item Number                        Heading in Prospectus


                I.  Organization and General Information

1. (a)  Name of trust              )
   (b)  Title of securities issued )  Prospectus Part I Front Cover Page

2. Name and address of Depositor   )  Part II-Introduction
                                   )  Part I-Summary of Essential Financial
                                   )  Information
                                   )  Part II-Trust Administration

3. Name and address of Trustee     )  Part II-Introduction
                                   )  Part I-Summary of Essential
Financial
                                   )  Information
                                   )  Part II-Trust Administration

4. Name and address of principal   )  Part I-Other Matters-
Underwriting
     underwriter                   )

5. Organization of trust           )  Part II-Introduction

6. Execution and termination of    )  Part II-Introduction
     Trust Indenture and Agreement )  Part II-Trust Administration

7. Changes of Name                 )  *

8. Fiscal year                     )  *

9. Material Litigation             )  *


    II.  General Description of the Trust and Securities of the Trust

10. General information regarding  )  Part II-Introduction
      trust's securities and rights)  Part II-Unitholder
Explanations
      of security holders          )  Part II-Trust Administration

11. Type of securities comprising  )  Part II-Introduction
      units                        )  Part I-Trust Information
                                   )  Part I-Portfolios

12. Certain information regarding  )  *
      periodic payment certificates)

13. (a)  Load, fees, charges and   )  Part II-Introduction
      expenses                     )  Part I-Summary of Essential
Financial
                                   )  Information
                                   )  Part II-Unitholder Explanations
                                   )  Part I-Trust Information
                                   )  Part II-Trust Administration

    (b)  Certain information regard- ) *
           ing periodic payment plan )
           certificates            )

    (c)  Certain percentages       )  Part I-Summary of Essential
Financial
                                   )  Information
                                   )  Part II-Unitholder Explanations

    (d)  Certain other fees,       )  Part II-Unitholder Explanations
           expenses or charges     )  Part II-Trust Administration
           payable by holders      )

    (e)  Certain profits to be     )  Part II-Unitholder Explanations
           received by depositor,  )  Part I-Other Matters-
Underwriting
           principal underwriter,  )  Part I-Notes to Portfolios
           trustee or affiliated   )
           persons                 )

    (f)  Ratio of annual charges   )  *
           to income               )

14. Issuance of trust's securities )  Part II-Unitholder Explanations

15. Receipt and handling of payments ) *
      from purchasers              )

16. Acquisition and disposition of )  Part II-Introduction
      underlying securities        )  Part II-Unitholder Explanations
                                   )  Part II-Trust Administration

17. Withdrawal or redemption       )  Part II-Unitholder Explanations
                                   )  Part II-Trust Administration

18. (a)  Receipt and disposition   )  Part II-Introduction
      of income                    )  Part II-Unitholder Explanations

    (b)  Reinvestment of distribu- )  *
           tions                   )

    (c)  Reserves or special funds )  Part II-Unitholder Explanations
                                   )  Part II-Trust Administration

    (d)  Schedule of distributions )  *

19. Records, accounts and reports  )  Part II-Unitholder Explanations
                                   )  Part II-Trust Administration

20. Certain miscellaneous provisions ) Part II-Trust
Administration
      of Trust Agreement           )

21. Loans to security holders      )  *

22. Limitations on liability       )  Part I-Portfolios
                                   )  Part II-Trust Administration

23. Bonding arrangements           )  *

24. Other material provisions of   )  *
      trust indenture or agreement )


    III.  Organization, Personnel and Affiliated Persons of Depositor

25. Organization of Depositor      )  Part II-Trust Administration

26. Fees received by Depositor     )  Part II-Trust Administration

27. Business of Depositor          )  Part II-Trust Administration

28. Certain information as to      )
      officials and affiliated     )  *
      persons of Depositor         )

29. Companies owning securities of )  *
      Depositor                    )

30. Controlling persons of Depositor) *

31. Compensation of Directors      )  *

32. Compensation of Directors      )  *

33. Compensation of Employees      )  *

34. Compensation to other persons  )  Part II-Unitholder Explanations


             IV.  Distribution and Redemption of Securities

35. Distribution of trust's        )  Part II-Introduction
      securities by states         )  Part II-Settlement of Bonds in the
Trusts

36. Suspension of sales of trust's )  *
      securities                   )

37. Revocation of authority to     )  *
      distribute                   )

38. (a)  Method of distribution    )

    (b)  Underwriting agreements   )  Part II-Unitholder Explanations

    (c)  Selling agreements        )

39. (a)  Organization of principal )
           underwriter             )
                                   )  Part II-Trust Administration
    (b)  N.A.S.D. membership by    )
           principal underwriter   )

40. Certain fees received by       )  *
      principal underwriter        )

41. (a)  Business of principal     )  Part II-Trust Administration
      underwriter                  )

    (b)  Branch offices of principal )  *
      underwriter                  )

    (c)  Salesmen of principal     )  *
      underwriter                  )

42. Ownership of securities of the )  *
      trust                        )

43. Certain brokerage commissions  )
      received by principal        )  *
      underwriter                  )

44. (a)  Method of valuation       )  Part II-Introduction
                                   )  Part I-Summary of Essential
Financial
                                   )  Information
                                   )  Part II-Unitholder Explanations
                                   )  Part II-Trust Administration

    (b)  Schedule as to offering   )  *
           price                   )

    (c)  Variation in offering price ) Part II-Unitholder
Explanations
           to certain persons      )

45. Suspension of redemption rights)  *

46. (a)  Redemption valuation      )  Part II-Unitholder Explanations
                                   )  Part II-Trust Administration

    (b)  Schedule as to redemption )    *
      price                        )

47. Purchase and sale of interests )  Part II-Unitholder Explanations
      in underlying securities     )  Part II-Trust Administration


           V.  Information Concerning the Trustee or Custodian

48. Organization and regulation of )  Part II-Trust Administration
      trustee                      )

49. Fees and expenses of trustee   )  Part I-Summary of Essential
Financial
                                   )  Information
                                   )  Part II-Trust Administration

50. Trustee's lien                 )  Part II-Trust Administration


     VI.  Information Concerning Insurance of Holders of Securities

51. Insurance of holders of trust's)
      securities                   )  *


                       VII.  Policy of Registrant

52. (a)  Provisions of trust agree-)
           ment with respect to    )
           replacement or elimi-   )  Part II-Trust Administration
           nation of portfolio     )
           securities              )

    (b)  Transactions involving    )
           elimination of underlying )  *
           securities              )

    (c)  Policy regarding substitu-)  Part II-Trust
Administration
           tion or elimination of  )
           underlying securities   )

    (d)  Fundamental policy not    )  *
           otherwise covered       )

53. Tax Status of trust            )  Part I-Trust Information
                                   )  Part II-Federal Tax Status


              VIII.  Financial and Statistical Information

54. Trust's securities during      )  *
      last ten years               )

55.                                )
                                   )

56. Certain information regarding  )  *
                                   )

57. Periodic payment certificates  )

58.                                )

59. Financial statements (Instruc- )  Part I-Other Matters
      tions 1(c) to Form S-6)      )


__________________________________
* Inapplicable, omitted, answer negative or not required


               Preliminary Prospectus Dated July 30, 1996

                   Insured Municipals Income Trust and
                   Investors' Quality Tax-Exempt Trust

1,000 Units                                           Multi-Series 278
                                             (A Unit Investment Trust)

     The attached final Prospectus for a prior Series of the Fund is hereby used as a preliminary Prospectus for the above stated Series. The narrative information and structure of the attached final Prospectus will be substantially the same as that of the final Prospectus for this Series. Information with respect to pricing, the number of Units, dates and summary information regarding the characteristics of securities to be deposited in this Series is not now available and will be different since each Series has a unique Portfolio. Accordingly the information contained herein with regard to the previous Series should be considered as being included for informational purposes only. Ratings of the securities in this Series are expected to be comparable to those of the securities deposited in the previous Series. However, the Estimated Current Return for this Series will depend on the interest rates and offering prices of the securities in this Series and may vary materially from that of the previous Series.

     A registration statement relating to the units of this Series will be filed with the Securities and Exchange Commission but has not yet become effective. Information contained herein is subject to completion or amendment. Such Units may not be sold nor may offer to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Units in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

(Incorporated herein by reference is the final prospectus from Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 276 (Registration No. 333-05839) as filed on July 19, 1996, which shall be used as a preliminary prospectusfor the current Series of the Fund.)


                   Contents of Registration Statement


This Registration Statement comprises the following papers and documents:

     The facing sheet
     The Cross-Reference Sheet
     The Prospectus
     The signatures
     The consents of independent public accountants, rating services and legal counsel

The following exhibits:

1.1 Proposed form of Trust Agreement among Van Kampen American Capital Distributors, Inc., Depositor, and The Bank of New York, as Trustee, and American Portfolio Evaluation Services, a division of Van Kampen American Capital Investment Advisory Corp., as Evaluator (to be supplied by amendment).

1.4 Copy of Municipal Bond Fund Portfolio Insurance Policy issued by AMBAC Indemnity Corporation and/or Financial Guaranty Insurance Company
     (to be supplied by amendment).

1.5  Form of Agreement Among Underwriters (to be supplied by amendment).

3.1 Opinion and consent of counsel as to legality of securities being registered (to be supplied by amendment).

3.2 Opinion and consent of counsel as to Federal income tax status of securities being registered (to be supplied by amendment).

3.3 Opinion and consent of counsel as to New York tax status of securities being registered (to be supplied by amendment).

4.1 Consent of Interactive Data Corporation (to be supplied by amendment).

4.2  Consent of Standard & Poor's (to be supplied by amendment).

4.3  Consent of Grant Thornton LLP (to be supplied by amendment).

4.4  Financial Data Schedule (to be supplied by amendment).


                               Signatures

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 278 has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Chicago and State of Illinois on the 30th day of July, 1996.

                                    Insured Municipals Income Trust and
                                       Investors' Quality Tax-Exempt
                                       Trust, Multi-Series 278
                                       (Registrant)

                                    By Van Kampen American Capital
                                     Distributors, Inc.
                                     (Depositor)


                                    By Sandra A. Waterworth
                                       Vice President

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on July 30, 1996.

  Signature                 Title

Don G. Powell       Chairman and Chief Executive
                      Officer                     )

William R. Rybak    Senior Vice President and     )
                      Chief Financial Officer     )

Ronald A. Nyberg    Director                      )

William R. Molinari Director                      )


                                                    Sandra A. Waterworth
                                                    (Attorney-in-fact*)
_______________________________________________________________________
* An executed copy of each of the related powers of attorney was filed with the Securities and Exchange Commission in connection with the Registration Statement on Form S-6 of Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust Multi-Series 203 (File No. 33-65744) and with the Registration Statement on Form S-6 of Insured Municipals Income Trust, 170th Insured Multi-Series (file No. 33-55891) and the same are hereby incorporated herein by this reference.